October 15, 2007

Securities and Exchange Commission
Division of Corporate Finance
Mr. Brad Skinner
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          Pangea Petroleum Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 10, 2007
File No. 0-30503

Form 10-QSB for the period ended June 30, 2007
Filed August 14, 2007

Dear Mr. Skinner,

Please find the responses to your comments are as follows:

Form 10-KSB for year ended December 31, 2006

Note 7. Commitments and Contingencies
Employment Agreement, page F-13

1. We note the employment agreement with your Chairman/Chief Executive Officer and your President. You have disclosed that you considered the accounting requirements of SFAS 133 and EITF 00-19 and believe derivative accounting is not applicable. Citing the specific authoritative literature used, tell us and disclose in more detail how you analyzed the applicable literature and accounted for the common stock issued based on 30% off the average closing bid price in lieu of cash compensation.

The Company entered into an employment agreement with its Chairman/Chief Executive Officer and its President.  The employment agreements provide for salaries of $10,000 each per month. The employees may convert any or all salaries with accrued interest to common stock of the Company based on 30% off the average closing bid price during the month prior to the month being compensated.  All common stock due under the agreements was issued as of December 31, 2006.

9801 Westheimer, Suite 302 s Houston, Texas 77042 s Tel: 713-706-6350 s Fax: 713-706-6351
www.pangeapetroleum.com

Paragraph 11(a) of FASB Statement 133 requires that a reporting entity (that is, the issuer) shall not consider instruments issued or held by that reporting entity that are both (a) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position to be derivatives for purposes of that Statement. EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," provides guidance for issuers regarding the classification and measurement of a derivative financial instrument indexed to, and potentially settled in, the issuer's own stock. Paragraph 9 of EITF Issue No. 00-10 stated that “contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity”.

 Based on the above literature, the employment agreement is not deemed as derivative and derivative accounting is not applied.

Note 10. Supplemental Oil and Gas Information - Unaudited
Estimated Quantities of Proved Oil and Gas Reserves, page F-17

2. We note the significant revisions of previous estimates in 2005 and 2006. Please tell us and disclose the factors behind these revisions.

Oil reserves in 2005 decreased by 80% due to water encroachment on the producing zone in a Liberty County, Texas well that limited production and prematurely restricted oil production.  In 2006 oil reserves increased 14 fold due to the acquisition of the 2.5% working interest in 20 oil wells in Fort Bend County, Texas.  Gas reserves in 2005 decreased by 11% due to production and increased 12% due to the two new discoveries in Colorado County, Texas.  Gas reserves in 2005 were also revised downward 40 % by the water encroachment in the Liberty County well and by 10% due to the sale of the interest in the Smith County, Texas well.  Gas production in 2006 decreased reserves by 8%, which was not offset by new discoveries.  Reserves revisions in Liberty County, Texas in one well that experienced mechanical failure reduced reserves by 41% and mechanical failure resulting in an abandoned well in Colorado County, Texas reduced gas reserves by 11%.  One additional well in Liberty County experienced early water encroachment which further reduced gas reserves by 22%.

Standardized Measure of Discounted Future Net Cash Flows, page F-18

3. We note your presentation of future net cash inflows before income taxes in your Standardized Measure of Discounted Future Net Cash Flows disclosure. Please remove this subtotal, as paragraph 30 and Illustration 5 of SFAS No. 69 do not contain a provision for the separate presentation of such line item. Also, please disclose the aggregate change in your standardized measure as required by paragraph 33 of SFAS No. 69.

The drop in discounted future net cash flow in 2006 is the result of two factors.  The first is a 33% drop in year end natural gas prices.  The price decrease accounts for 10% of the change.  The remaining 70% of the drop is the result of the reduction in reserves from the company’s wells in 2006 at year end 2006.

9801 Westheimer, Suite 302 s Houston, Texas 77042 s Tel: 713-706-6350 s Fax: 713-706-6351
www.pangeapetroleum.com

Item 10. Executive Compensation

Outstanding Equity Awards at Fiscal Year End, page 16

4. Tell us and disclose how the option awards reflected in this table reconcile to the option balance outstanding at December 31, 2006 in your Note 8 on page F-15.

The Option Awards listed in the Outstanding Equity Awards at Fiscal Year End Chart shows warrants held by the officers.  These warrants reconcile to warrant chart under Note 8, Stock Warrants on page 16.

Certification - Exhibits 31.1 and 31.2

5. In future filings, please remove the person's title in the first sentence of the certification to comply with Item 60l(a)(3l) of Regulation S-K.

In future filings, we will remove the person’s title in the first sentence of the certification to comply with Item 601(a)(31) of Regulation S-K.

Form 10-QSB for period ended June 30, 2007

Management's Discussion and Analysis or Plan of Operation
Proposed Transaction, page 4

6. We note a definitive agreement would be executed on or about June 18, 2007 and the closing would be on or about August 28, 2007. We further note your Form 10-Q was filed on August 14, 2007. Please disclose the current status of the proposed transaction in your next interim period filing.

Pursuant to Form 8K filed with the SEC on September 12, 2007, the Letter of Intent dated May 12, 2007 was terminated.

Item 3. Controls and Procedures, page 7

7.  We note your conclusion that your disclosure controls and procedures are effective. Please tell us and revise your disclosure to tell us specifically what actions were taken in the last fiscal quarter to remediate the material weaknesses disclosed in your Form 10-K for the year ended December 31, 2006 and your conclusion that controls were not effective as of the period ended March 31, 2007.

9801 Westheimer, Suite 302 s Houston, Texas 77042 s Tel: 713-706-6350 s Fax: 713-706-6351
www.pangeapetroleum.com

We previously reported that we had material weaknesses in our disclosure controls and procedures and that they were not effective as of the end of fiscal year 2006 and the first quarter of 2007.  The Company has attempted to address these issues and continues to take steps to remediate the material weaknesses in our disclosure controls and procedures, including the steps to adopt policies for controls over accounting review and training personnel in the processing of transactions involving oil and gas properties and issuance of stock.

Sincerely,

/s/ Charles B. Pollock
Charles B. Pollock
CEO

9801 Westheimer, Suite 302 s Houston, Texas 77042 s Tel: 713-706-6350 s Fax: 713-706-6351
www.pangeapetroleum.com